UNDERWRITING AGREEMENT

THIS AGREEMENT dated as of February 2, 2007 is made

AMONG

INTERNATIONAL ROYALTY CORPORATION 10 Inverness Drive East, Suite 104, Englewood, Colorado, USA, 80112,  Fax: (303) 799-9017

(the “Issuer”);

AND

HAYWOOD SECURITIES INC., #2000 – 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Fax:  (604) 697-7499

(“Haywood”);

AND

SCOTIA CAPITAL INC., P.O. Box 4085, Station A, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5W 2X6, Fax: (416) 863-7420

(“Scotia”);

AND

GMP SECURITIES L.P., Suite 300, 145 King Street West Toronto, Ontario, M5H 1J8, Fax: (416) 943-6160

(“GMP”);

(Haywood, Scotia and GMP
are collectively referred to as the “Underwriters”)

WHEREAS:

A.

The Issuer proposes to raise funds under the Prospectus (as defined in this Agreement), which is to be filed by the Issuer with the Commissions (as defined in this Agreement), by offering for sale certain of its Units (as defined in this Agreement);

B.

The Underwriters have agreed to purchase the Units upon the terms hereinafter set forth;

THE PARTIES to this Agreement therefore agree:

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1.

DEFINITIONS

In this Agreement:

(a)

“AMEX” means the American Stock Exchange;

(b)

“Applicable Legislation” means the securities acts in the Selling Provinces, the regulations and rules made thereunder, and all administrative policy statements, blanket orders, notices, directions, instruments, forms and rulings issued by the Commissions;

(c)

“Business Day” means a day which is not a Saturday, a Sunday or a statutory, civic or banking holiday in Toronto, Ontario;

(d)

“Certificates” means the certificates representing the Shares and Warrants;

(e)

“Closing” means the closing of the issue and sale by the Issuer on the Closing Day, of the Units;

(f)

“Closing Day” means February 15, 2007 or such other date as agreed to by the Issuer and the Underwriters, on which the Closing takes place;

(g)

“Closing Time” means 8:00 am (Toronto Time) or such other time on the Closing Day, as the Issuer and the Underwriters may agree;

(h)

“Commissions” means the securities commissions or equivalent securities regulatory authority in the Selling Provinces;

(i)

“Distribution” means the distribution or sale of the Securities pursuant to this Agreement;

(j)

“Effective Date” means the date on which an MRRS decision document for the final Prospectus is issued by the Principal Regulator;

(k)

“Exchanges” means the TSX and the AMEX;

(l)

“Foreign Private Issuer” means “foreign private issuer” as defined in Rule 405 promulgated under the U.S. Securities Act;

(m)

“Greenshoe Option” has the meaning set forth in Subsection 2.2;

(n)

“Limited Partnership” means Labrador Nickel Royalty Limited Partnership;

(o)

“Material Change” has the meaning defined in the Applicable Legislation;

(p)

“Material Contracts” means the agreements identified in the Prospectus as material contracts of the Issuer;

(q)

“Material Fact” has the meaning defined in the Applicable Legislation;

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(r)

“Misrepresentation” has the meaning defined in the Applicable Legislation;

(s)

“MRRS” means the Mutual Reliance Review System for Prospectuses and Annual Information Forms under National Policy 43-201;

(t)

“Offering” means the offering of Units at the Offering Price;

(u)

“Offering Day” means the day chosen by the Underwriters to contract the purchases of Units by the Purchasers;

(v)

“Offering Price” means $5.40 per Unit;

(w)

“Principal Regulator” means the Ontario Securities Commission;

(x)

“Proceeds” means the gross proceeds of the Offering, less:

(i)

that portion of the Underwriters’ Fee which is payable in cash, and

(ii)

the expenses of the Underwriters in connection with the Offering as described in Section 16 of this Agreement which have not been repaid by the Issuer;

(y)

“Prospectus” means the preliminary short form prospectus and the final short form prospectus filed or intended to be filed by the Issuer in accordance with National Instrument 44-101 with the Regulatory Authorities in connection with the qualification for Distribution of the Securities in the Selling Provinces and any amendments or supplements to the preliminary short form prospectus and final short form prospectus which may be filed with the Regulatory Authorities and includes all documents incorporated by reference therein;

(z)

“Purchaser” means a purchaser of Units under the Offering;

(aa)

“Regulatory Authorities” means the Commissions and the Exchanges;

(bb)

“Securities” means the Units, Shares, Warrants and Warrant Shares;

(cc)

“Selling Provinces” means British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland and Labrador and such other provinces of Canada where the Offering is sold as the Issuer and the Underwriters agree;

(dd)

“Shares” means the common shares in the capital of the Issuer to be issued as part of a Unit;

(ee)

“Subsidiaries” means IRC (U.S.) Management Inc., IRC Nevada Inc., Archean Resources Ltd., Voisey’s Bay Holding Corporation and 4324421 Canada Inc.;

(ff)

“TSX” means the Toronto Stock Exchange;

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(gg)

“Underwriters’ Fee” means the fee which is set out in Section 10 of this Agreement and which is payable by the Issuer to the Underwriters in consideration of the services performed by the Underwriters under this Agreement;

(hh)

“United Kingdom” means the United Kingdom of Great Britain and Northern Ireland;

(ii)

“Units” means the 7,408,000 units of the Issuer offered by the Issuer pursuant to this Agreement having the terms provided in this Agreement;

(jj)

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(kk)

“U.S. Person” has the meaning given to that term in Schedule “A” to this Agreement;

(ll)

“U.S. Placement Memorandum” has the meaning given to it Schedule ”A” to this Agreement;

(mm)

“U.S. Preliminary Placement Memorandum” has the meaning given to it in Schedule “A” to this Agreement;

(nn)

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(oo)

“Warrant Indenture” means the common share purchase warrant indenture to be entered into between the Issuer and CIBC Mellon Trust Company in connection with the Offering;

(pp)

“Warrants” means the transferable share purchase warrants of the Issuer which will be issued as part of the Units and which have the terms provided in this Agreement and the certificates representing such share purchase warrants; and

(qq)

“Warrant Shares” means the previously unissued common shares in the capital of the Issuer, as presently constituted, which will be issued upon the exercise of the Warrants.

2.

APPOINTMENT OF UNDERWRITERS

2.1

Upon the terms and subject to the conditions hereof, the Underwriters hereby agree to purchase from the Issuer and the Issuer hereby agrees to issue and sell to the Underwriters 7,408,000 Units at the Offering Price per Unit.

2.2

The Underwriters may solicit and accept subscriptions for additional Units up to a maximum of 12.5% of the Offering (the “Greenshoe Option”).

2.3

The number of additional Units subject to the Greenshoe Option will be the lesser of 12.5% of the Offering or the actual number of additional Units for which subscriptions have been received.

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2.4

On the Closing Day, the Underwriters will advise the Issuer of the number of Units subject to the Greenshoe Option.

2.5

On receipt of notice in writing from the Underwriters given within 15 calendar days of the Closing Day, the Issuer will issue and deliver to the Underwriters within two Business Days, at the Offering Price, the number of Units subject to the Greenshoe Option.

2.6

Except as otherwise specifically provided in this Agreement, the rights and obligations of the Underwriters will be divided in the proportions in which the Underwriters participate in the Offering as follows:

Haywood as to 50%,

Scotia as to 30%, and

GMP as to 20%.

2.7

This Agreement will be construed in relation to each Underwriter as if separate agreements had been made between the Issuer and each Underwriter.

2.8

The rights and obligations of the Underwriters under this Agreement, including but not limited to the right and obligation to offer the Units and the entitlement to the Underwriters’ Fee, will be several (as distinguished from joint) rights and obligations for each Underwriter. In the event that any Underwriter fails to purchase its applicable percentage of Units, if applicable, at the Closing Time, the others shall have the right but will not be obligated, to purchase all of the percentage of the Units which would otherwise have been purchased by that one of the Underwriters which is in default and the Underwriters exercising such right will purchase such Units pro-rata to their respective percentages aforesaid or in such proportions as they may otherwise agree.  In the event that such right is not exercised, the others which are not in default will be relieved of all obligations to the Issuer arising from such default.

3.

THE UNITS

3.1

Each Unit will consist of one Share and one-half of one Warrant and the Shares and Warrants will be issued and registered in the names of the Purchasers or their nominees.

3.2

The Shares and the Warrants will be issued and registered as directed by the Underwriters and the Issuer shall issue Certificates at Closing.

3.3

The Issuer will pay all fees and expenses payable to or incurred by its registrar and transfer agent in connection with the preparation, delivery, certification and exchange of the definitive Certificates.

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4.

WARRANTS

4.1

The right to purchase a Warrant Share under a Warrant may be exercised at any time until 4:30 p.m. (Toronto Time) on the day which is 18 months from the Closing Day, subject to early expiration set out herein.

4.2

One whole Warrant will entitle the holder, on exercise, to purchase one Warrant Share at a price of $6.50 per Warrant Share during the first nine months of the 18 month exercise period of the Warrant and at a price of $7.00 per Warrant Share during the remaining nine months of such exercise period.

4.3

If during the first nine months of the 18 month exercise period of the Warrant, if the trading price of the common shares of the Issuer closes at or above $8.00 per share on the TSX for 20 consecutive trading days (whether or not there is any trading volume of the common shares of the Issuer), the Issuer may give written notice to the holders of the Warrants, that the Warrants will expire if they have not been exercised by the holders within 20 calendar days of the date of such notice being given by the Issuer.  If during the second nine months of the 18 month exercise period of the Warrant, if the trading price of the common shares of the Issuer closes at or above $8.50 per share on the TSX for 20 consecutive trading days (whether or not there is any trading volume of the common shares of the Issuer), the Issuer may give written notice to the holders of the Warrants, that the Warrants will expire if they have not been exercised by the holders within 20 calendar days of the date of such notice being given by the Issuer.

4.4

The Warrant Indenture governing the Warrants will, among other things, include provisions for the appropriate adjustment in the class, number and price of the Warrant Shares issued upon exercise of the Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Issuer’s common shares, the payment of stock dividends and the amalgamation of the Issuer.

4.5

The issue of the Warrants will not restrict or prevent the Issuer from obtaining any other financing, or from issuing additional securities or rights, during the period within which the Warrants may be exercised.

5.

FILING OF PROSPECTUS AND DUE DILIGENCE

5.1

The Issuer will cause the Prospectus to be filed with the Regulatory Authorities, will deliver all necessary copies of the Prospectus to the Regulatory Authorities and will use its best efforts to have the Prospectus accepted by the Regulatory Authorities in order to qualify the re-sale by the Underwriters of the Units.

5.2

The Issuer will provide the Underwriters with as many copies of the Prospectus as the Underwriters reasonably request.

5.3

Delivery of the Prospectus and any amendment thereto shall constitute a representation and warranty by the Issuer to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters) contained in the Prospectus and any amendment thereto are true and correct in all material respects at the time of delivery thereof and contain no Misrepresentations and constitute full, true and

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plain disclosure of all Material Facts relating to the Issuer and the Securities (except facts or information relating solely to the Underwriters).  Such delivery shall also constitute the Issuer’s consent to the Underwriters’ use of the Prospectus, any amendment thereto and any other documents supplied to the Underwriters by the Issuer for the purpose of the sale of Units in compliance herewith and with the Applicable Legislation.

5.4

The Issuer acknowledges that the Underwriters will be conducting a due diligence investigation of the Issuer’s business, securities, management and affairs and the Issuer covenants that it will afford the Underwriters with access to the contracts, properties, commitments, corporate records and other documents the Underwriters may reasonably request.  The Issuer also covenants to use its reasonable best efforts to secure the cooperation of the Issuer’s professional advisors (including its legal advisors and auditors) to participate in any due diligence conference calls required by the Underwriters, and the Issuer consents to the use and the disclosure of information obtained during the course of the due diligence investigation (including during the due diligence conference call) where such disclosure is required by law or required by the Underwriters to maintain a defense to any regulatory or other civil action.

6.

LISTING APPLICATION

Prior to the Closing Day, the Issuer will make application to list the Shares and Warrant Shares on the Exchanges and conditional approval of such application must be obtained from the Exchanges prior to the Effective Date.

7.

SALES INTO THE UNITED STATES

It is understood and agreed that any offer or sale of Units in the United States and to U.S. Persons shall be made only in accordance with the terms and conditions set out in Schedule “A” to this Agreement, and that, while this Agreement contemplates the sale of the Units to the Underwriters for resale, the Units will be offered by the Underwriters for sale by the Issuer directly to purchasers in the United States or that are U.S. Persons pursuant to Rule 506 of Regulation D under the U.S. Securities Act.  The amount of Units that the Underwriters are required to purchase from the Issuer under this Agreement will be reduced by the amount of any Units sold by the Issuer to Purchasers pursuant to Rule 506 of Regulation D under the U.S. Securities Act.  Each party to this Agreement hereby makes the representations, warranties, covenants and agreements attributed to it in Schedule ”A” to this Agreement.

8.

SALES INTO THE UNITED KINGDOM AND EUROPE

Subject to applicable law, the Underwriters, as principals, may offer the Units on an exempt basis to residents of the United Kingdom and other European jurisdictions.

9.

CONDITIONS

9.1

The Underwriters’ obligations hereunder shall be subject to the accuracy of the representations and warranties of the Issuer contained in this Agreement as of the date of this Agreement and as of the Closing Day, the performance by the Issuer of its obligations under this Agreement and the following conditions:

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(a)

the Underwriters shall have received at the Effective Date a comfort letter from the auditor of the Issuer, dated as of the date of the Prospectus and addressed to the Underwriters and the board of directors of the Issuer, in form and substance satisfactory to the Underwriters, containing statements and information of the type ordinarily included in auditors’ comfort letters to underwriters in connection with securities offerings in Canada with respect to certain financial and accounting information relating to the Issuer in the Prospectus;

(b)

the Underwriters shall have received at the Effective Date comfort letters from the Issuer’s independent engineers, dated as of the date of the Prospectus and addressed to the Underwriters and their legal counsel, in form and substance satisfactory to the Underwriters, with respect to the summaries of certain technical information taken from their technical reports in the Prospectus;

(c)

the Underwriters shall have received at the Effective Date letters from the Exchanges advising the Issuer that conditional approval of the listing of the Shares and Warrant Shares has been granted by the Exchanges;

(d)

the Underwriters shall have received at the Closing Time an opinion of legal counsel for the Issuer, dated as of the Closing Day and addressed to the Underwriters and their counsel, in form and content acceptable to the Underwriters, acting reasonably, relating to the Prospectus, the trade and distribution of the Units, and to such other matters as the Underwriters may reasonably require;

(e)

the Underwriters shall have received at the Closing Time an opinion of Dorsey & Whitney LLP, U.S. counsel for the Issuer, dated as of the Closing Day and addressed to the Underwriters and their counsel to the effect that the offer and sale of the Units in the United States and to U.S. Persons in accordance with this Agreement is not required to be registered under the U.S. Securities Act;

(f)

the Underwriters shall have received at the Closing Time a certificate of the Issuer, dated as of the Closing Day and signed by the chief executive officer and chief financial officer of the Issuer or such other officers approved by the Underwriters, certifying certain facts relating to the Issuer and its affairs (the “Officers’ Certificate”) to the effect that:

(i)

the representations and warranties of the Issuer contained in this Agreement, and in any certificate of the Issuer delivered pursuant hereto or in connection herewith, are true and correct in all material respects as of the Closing Day with the same force and effect as if made at and as of the Closing Day after giving effect to the transactions contemplated hereby;

(ii)

the Issuer has duly complied in all material respects with all of the covenants of the Issuer contained in this Agreement and satisfied all the conditions contained in this Agreement on its part to be performed or satisfied at or prior to the Closing Day;

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(iii)

no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Shares and Warrants has been issued and no proceedings for that purpose have been instituted or are pending or are, to their knowledge, contemplated or threatened under the Applicable Legislation or any other regulatory authority; and

(iv)

each such officer has carefully examined the Prospectus and, since the respective dates as of which information is given in the Prospectus, neither the Issuer nor any of the Subsidiaries or the Limited Partnership has incurred any material liabilities or obligations (absolute, accrued, contingent or otherwise) or entered into any transaction not in the ordinary course of business; there has been no Material Change in the assets, financial position, business or results of operations of the Issuer or any of the Subsidiaries or the Limited Partnership and, to the best of their knowledge and information, there has occurred no event and exists no state of facts that, under the Applicable Legislation and the terms of this Agreement, is required to be set forth in an amendment to the Prospectus that has not been so set forth in the Prospectus.

(g)

compliance by the Issuer with its obligations under this Agreement, including delivery by the Issuer to the Underwriters of each of the documents set forth in Section 9 by the times and dates therein stated;

(h)

the Underwriters, in their sole discretion, acting reasonably, are satisfied with their due diligence of the Issuer, its business and its management;

(i)

the Issuer shall have, to the satisfaction of the Underwriters’ counsel, taken or caused to be taken all steps and proceedings which may be requisite under the Applicable Legislation to qualify the Distribution of the Shares and Warrants to the public in the Selling Provinces through registrants who have complied with the provisions of the Applicable Legislation, including the filing and the obtaining of MRRS decision documents for the preliminary and final Prospectus;

(j)

the Underwriters not having exercised their right to terminate this Agreement pursuant to Section 13; and

(k)

any other certificates, comfort letters or opinions in connection with any matter related to the Offering which are reasonably requested by the Underwriters or their counsel.

9.2

The Issuer agrees with the Underwriters to use its commercially reasonable efforts to procure satisfaction of the conditions contained in this Section 9 by the times and dates stated therein.  Any condition may be waived, in whole or in part, and the time of satisfaction of any condition may be extended, by the Underwriters (acting in their absolute discretion and without any obligation to make any such waiver or extension) by written notice to the Issuer.

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10.

UNDERWRITERS’ FEE

In consideration of the services performed by the Underwriters under this Agreement, the Issuer agrees to pay the Underwriters a commission of 5% of the Offering Price per Unit sold, whether purchased by the Underwriters for their own account or for their clients, payable in lawful Canadian currency.

11.

CLOSING

11.1

The Closing will take place at the Closing Time on the Closing Day.

11.2

On Closing the Issuer will deliver the Certificates to the Underwriters, in accordance with the Underwriters’ instructions, against payment of the Proceeds.

11.3

If the Issuer has satisfied all of its obligations under this Agreement, on Closing, the Underwriters will pay the Proceeds to the Issuer by wire transfer or other method acceptable to the Issuer, against delivery of the Certificates.

12.

MATERIAL CHANGES

12.1

If, after the Prospectus is filed with the Regulatory Authorities but before the conclusion of the Distribution, a Material Change or change in a Material Fact occurs in the affairs of the Issuer, the Issuer will:

(a)

notify the Underwriters immediately, in writing, with full particulars of the change;

(b)

file with the Regulatory Authorities as soon as practicable, and in any event no later than 10 days after the change occurs, (i) an amendment to the preliminary Prospectus  in a form acceptable to the Underwriters disclosing the Material Change if adverse and (ii) if the Material Change occurs after a receipt is issued for a final Prospectus and before completion of the Distribution, an amendment to the final Prospectus in a form acceptable to the Underwriters disclosing the Material Change;

(c)

provide as many copies of that amendment to the Underwriters as the Underwriters may reasonably request; and

(d)

issue such press announcement as the Underwriters determine.

12.2

The Issuer shall in good faith discuss with the Underwriters any fact or change in circumstances (actual and anticipated, contemplated or threatened, whether financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Underwriters pursuant to the previous Subsection.

13.

TERMINATION

13.1

The Underwriters may, acting through Haywood, terminate their obligations under this Agreement by notice in writing to the Issuer at any time before the Closing if:

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(a)

there shall have occurred any Material Change or change in a Material Fact, in each case which in the reasonable opinion of the Underwriters has or would be expected to have a significant adverse effect on the market price or value of the Securities;

(b)

any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the Exchanges or any securities regulatory authority (other than any such inquiry, action, suit investigation or other proceeding or order relating solely to the Underwriters) involving the Issuer or any of its officers or directors or any law or regulation is enacted or changed that, in the opinion of the Underwriters, acting reasonably, operates to prevent or restrict the trading of the Securities or materially and adversely affects or will materially and adversely affect the market price or value of the Securities;

(c)

if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, (including without limitation an act of terrorism) or any law or regulation that, in the opinion of the Underwriters seriously adversely affects, or involves or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Issuer, the Subsidiaries and Limited Partnership taken as a whole;

(d)

any order to cease, halt or suspend trading (including an order prohibiting communications with persons in order to obtain expressions of interest) in the securities of the Issuer prohibiting or restricting the Offering is made by a competent regulatory authority and that order is still in effect; or

(e)

the Underwriters determine that any of the representations or warranties made by the Issuer in this Agreement is false or has become false or the Issuer is in breach of any material term of this Agreement.

13.2

If the Underwriters exercise their right to terminate this Agreement, then the Issuer will immediately issue a press release setting out particulars of the termination.

14.

WARRANTIES, REPRESENTATIONS AND COVENANTS

14.1

The Issuer warrants and represents to and covenants with the Underwriters that:

(a)

the Subsidiaries are the only subsidiaries of the Issuer and the Issuer does not have any interest in any corporation, partnership, or other entity, other than the Subsidiaries and the Limited Partnership;

(b)

the Issuer and the Subsidiaries are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction in which they are incorporated, continued or amalgamated;

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(c)

the Limited Partnership has been formed and is validly existing under the laws of its jurisdiction of formation and is in good standing under the laws of the jurisdiction in which is was formed;

(d)

the Issuer, the Subsidiaries and the Limited Partnership are duly registered and licenced to carry on business in the jurisdictions in which they carry on business or owns property where so required by the laws of that jurisdiction and are not otherwise precluded from carrying on business or owning property in such jurisdictions by any other commitment, agreement or document;

(e)

the Issuer has full corporate power and authority to carry on its business as now carried on by it and to undertake the Offering and this Agreement has been, or will be by the Closing, duly authorized by all necessary corporate action on the part of the Issuer;

(f)

the Subsidiaries and the Limited Partnership have the necessary power and authority to carry on their business as now carried on by them;

(g)

all of the material transactions of the Issuer have been promptly and properly recorded or filed in its books or records, and its minute books or records contain all records of the meetings and proceedings of its directors, shareholders, and committees of its board of directors, if any, since inception;

(h)

the authorized capital of the Issuer is as disclosed in the Prospectus and the issued and outstanding common shares of the Issuer are fully paid and non-assessable and, except as disclosed in the Prospectus, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming such a right, agreement or option, for the issue or allotment of any unissued shares in the capital of the Issuer or its Subsidiaries or any other security convertible into or exchangeable for any such shares, or to require the Issuer or its Subsidiaries to purchase, redeem or otherwise acquire any of the issued and outstanding shares in its capital;

(i)

the Issuer will reserve or set aside sufficient common shares in its treasury to issue the Shares and Warrant Shares;

(j)

except as qualified by the Prospectus, the Issuer is the legal and beneficial owner of and has good and marketable title to the properties, business and assets or the interests in the properties, business or assets referred to in the Prospectus; all agreements by which the Issuer holds an interest in a property (including any royalty interest therein), business or asset are in good standing according to their terms;

(k)

the Prospectus will contain full, true and plain disclosure of all Material Facts in relation to the Issuer (including the Subsidiaries and the Limited Partnership), its business and its securities, will contain no Misrepresentations and will be accurate in all material respects;

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(l)

the financial statements of the Issuer which form part of the Prospectus have been prepared in accordance with Canadian generally accepted accounting principles, present fairly, in all material respects, the financial position and all material liabilities (accrued, absolute, contingent or otherwise) of the Issuer, the Subsidiaries and the Limited Partnership as at the date of the financial statements and there have been no adverse material changes in the financial position of the Issuer since September 30, 2006 that is not described in the Prospectus, and the business of the Issuer has been carried on in the usual and ordinary course consistent with past practice except as fully and plainly disclosed in the Prospectus;

(m)

the auditors of the Issuer who audited the financial statements of the Issuer for the most recent financial year-end and who provided their audit report thereon are independent public accountants as required under Applicable Legislation and there has never been a reportable disagreement (within the meaning of National Instrument 51-102) with the present auditors of the Issuer;

(n)

the Issuer has complied and will comply fully in all material respects with the requirements of all applicable corporate and securities laws and administrative policies and directions, including, without limitation, Applicable Legislation and its regulations and the Canada Business Corporations Act in relation to the issue and trading of its securities and in all matters relating to the Offering;

(o)

the Issuer, the Subsidiaries and the Limited Partnership are in compliance with all applicable laws, regulations and statutes in the jurisdictions in which they carry on business and which may materially affect the Issuer, have not received a notice of non-compliance, nor know of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations and statutes, and are not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would materially affect the business of the Issuer or the business or legal environment under which the Issuer operates;

(p)

the only material contracts to which the Issuer, its Subsidiaries or the Limited Partnership is a party or by which it is bound are the Material Contracts identified in the Prospectus and all such contracts are valid and subsisting agreements in full force and effect, are unamended and to the knowledge of the Issuer there exists no material default or event, occurrence, condition or act (including the issue of Units and the other transactions contemplated by this Agreement or as disclosed to the Underwriters) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default under the Material Contracts by a party thereto or could operate to prevent or restrict the Issuer from enforcing any of its entitlements, rights, benefits and interests under the Material Contracts;

(q)

the issue and sale of the Securities by the Issuer does not and will not conflict with, and does not and will not result in a breach of, or constitute a default under (A) any statute, rule or regulation applicable to the Issuer including, without limitation, the Applicable Legislation; (B) the constating documents, articles or resolutions of the Issuer which are in effect at the date hereof; (C) any agreement, debt instrument, mortgage, note, indenture, instrument, lease or other document to which the Issuer is a party or by which it is bound; or (D) any judgment, decree or order binding the Issuer or the property or assets of the Issuer;

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(r)

neither the Issuer nor any of the Subsidiaries or the Limited Partnership is a party to any actions, suits or proceedings which could materially affect its business or financial condition, and to the Issuer’s knowledge, no such actions, suits or proceedings are contemplated or have been threatened;

(s)

there are no judgments against the Issuer,  the Subsidiaries or the Limited Partnership which are unsatisfied, nor are there any consent decrees or injunctions to which the Issuer, any of its Subsidiaries, or the Limited Partnership is subject;

(t)

there is not presently, and will not be until the conclusion of the Distribution, any Material Change or change in any Material Fact relating to the Issuer which has not been or will not be fully disclosed in the Prospectus;

(u)

no order ceasing, halting or suspending trading in securities of the Issuer nor prohibiting the sale of such securities has been issued to and is outstanding against the Issuer or its directors, officers or promoters or against any other companies that have common directors, officers or promoters and no investigations or proceedings for such purposes are pending or threatened;

(v)

the Issuer has complied with all material requirements of National Instrument 43-101, including but not limited to the preparation and filing of technical reports;

(w)

the Issuer is a reporting issuer in each of the Selling Provinces and is eligible to file a short form prospectus pursuant to National Instrument 44-101;

(x)

the Issuer’s annual information form, which is incorporated by reference into the Prospectus, is materially in the form required by National Instrument 44-101 and does not contain a Misrepresentation;

(y)

the Issuer, the Subsidiaries and the Limited Partnership have filed all federal, provincial, local and foreign tax returns which are required to be filed, or have requested extensions thereof, and have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, or any amounts due and payable to any governmental authority, to the extent that any of the foregoing is due and payable;

(z)

the Issuer, the Subsidiaries and the Limited Partnership have established on their books and records reserves which are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Issuer, the Subsidiaries or the Limited Partnership except for taxes not yet due, and there are no audits of any of the tax returns of the Issuer, its Subsidiaries or the Limited Partnership which are known by the Issuer’s management to be pending, and there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a material adverse effect on the properties, business or assets of the Issuer, the Subsidiaries or the Limited Partnership;

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(aa)

the Issuer does not have any loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is used in the Income Tax Act (Canada));

(bb)

the Issuer shall not take any action which would be reasonably expected to result in the delisting or suspension of its common shares on or from the Exchanges and the Issuer shall comply, in all material respects, with the rules and regulations thereof;

(cc)

other than the Underwriters, no person, firm or corporation acting or purporting to act at the request of the Issuer is entitled to any brokerage, agency or finder’s fee in connection with the transactions described herein; and

(dd)

the warranties and representations in this Subsection are true and correct and will remain so as of the conclusion of the distribution under the Prospectus.

14.2

The Issuer covenants with the Underwriters that it will not agree to issue, or announce the issuance of any common shares of the Issuer or any securities convertible into or exchangeable for or exercisable to acquire common shares of the Issuer, during the period that ends 90 days after Closing, without the prior written consent of Haywood, such consent not to be unreasonably withheld other than:

(a)

under existing director or employee stock option or purchase plans as detailed in the Issuer’s most recent information circular; or

(b)

under such director or employee stock options granted subsequently in accordance with regulatory approval; or

(c)

as a result of the exercise of currently outstanding commitments (including share purchase warrants or options); or

(d)

for arm’s length acquisitions that do not result in dilution in the outstanding common shares of the Issuer of greater than 15%.

15.

WARRANTIES AND REPRESENTATIONS OF THE UNDERWRITERS

15.1

Each of Haywood and Scotia warrants and represents that it is a valid and subsisting corporation under the law of the jurisdiction in which it was incorporated, continued or amalgamated.

15.2

GMP warrants and represents that it is a valid and subsisting partnership under the law of the jurisdiction in which it was formed.

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15.3

Each Underwriter warrants and represents and covenants to the Issuer that:

(a)

it is a member in good standing of the TSX;

(b)

it has complied with and will fully comply with the requirements of all applicable securities laws, including, without limitation, the Applicable Legislation, its rules and regulations and the by-laws and rules of the TSX, in relation to trading in the Securities and all matters relating to the Offering;

(c)

it is, and will remain so, until completion of Offering, appropriately registered under Applicable Legislation so as to permit it to lawfully fulfil its obligations hereunder; and

(d)

it will notify the Issuer when the Underwriters have ceased the Distribution, and will promptly provide the Issuer, in writing, with a breakdown of the number of Units distributed in each Selling Province where that breakdown is required for the purpose of calculating fees payable to the applicable securities commission.

16.

EXPENSES OF UNDERWRITERS

16.1

The Issuer will pay all of the expenses of the Offering and all the expenses reasonably incurred by the Underwriters in connection with the Offering including, without limitation, the reasonable fees and expenses of the solicitors for the Underwriters.

16.2

The Issuer will pay the expenses referred to in the previous Subsection even if the Prospectus and this Agreement are not accepted by the Regulatory Authorities or the transactions contemplated by this Agreement are not completed or this Agreement is terminated, unless the failure of acceptance or completion or the termination is the result of a breach of this Agreement by the Underwriters or any of them.

16.3

The Underwriters may, from time to time, render accounts to the Issuer for their expenses for payment on the dates set out in the accounts.

16.4

The Issuer authorizes the Underwriters to deduct their reasonable expenses in connection with the Offering from the proceeds of the Offering, including expenses for which an account has not yet been rendered to the Issuer.

17.

INDEMNITY

17.1

The Issuer (the “Indemnitor”) hereby agrees to indemnify and hold the Underwriters and any sub-agents (collectively, the “Underwriters”), each of their subsidiaries and affiliates, and each of their directors, officers, employees and agents (hereinafter referred to as the “Personnel”) harmless from and against any and all expenses, losses (other than loss of profits), fees, claims, actions (including shareholder actions, derivative actions or otherwise), damages, obligations, or liabilities, whether joint or several, and the reasonable fees and expenses of their counsel, that may be incurred in advising with respect to and/or defending any actual or threatened claims, actions, suits, investigations or proceedings to which the Underwriters and/or their Personnel may become subject or otherwise involved in any capacity under any statute or common law, or otherwise

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insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Underwriters and their Personnel hereunder (including the aggregate amount paid in reasonable settlement of any such actions, suits, investigations, proceedings or claims that may be made against the Underwriters and/or their Personnel, provided that the Indemnitor has agreed to such settlement), provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a)

the Underwriters and/or their Personnel have been negligent or have committed wilful misconduct or any fraudulent act in the course of such performance; and

(b)

the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the negligence, wilful misconduct or fraud referred to in (a).

17.2

Without limiting the generality of the foregoing, this indemnity shall apply to all expenses (including legal expenses), losses, claims and liabilities that the Underwriters may incur as a result of any action or litigation that may be threatened or brought against the Underwriters.

17.3

If for any reason (other than the occurrence of any of the events itemized in (a) and (b) above), the foregoing indemnification is unavailable to the Underwriters or any Personnel or insufficient to hold the Underwriters or any Personnel harmless, then the Indemnitor shall contribute to the amount paid or payable by the Underwriters or any Personnel as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Underwriters or any Personnel on the other hand but also the relative fault of the Indemnitor and the Underwriters or any Personnel, as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by the Underwriters or any Personnel as a result of such expense, loss, claim, damage or liability and any excess of such amount over the amount of the fees received by the Underwriters hereunder.

17.4

The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or the Underwriters by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or shall investigate the Indemnitor and/or the Underwriters, and/or any Personnel of the Underwriters shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Underwriters, the Underwriters shall have the right to employ their own counsel in connection therewith provided the Underwriters act reasonably in selecting such counsel, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriters for time spent by the Underwriters’ Personnel in connection therewith) and out-of-pocket expenses incurred by their Personnel in connection therewith shall be paid by the Indemnitor as they occur.

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17.5

Promptly after receipt of notice of the commencement of any legal proceeding against the Underwriters or any of the Underwriters’ Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Underwriters will notify the Indemnitor in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed. However, the failure by the Underwriters to notify the Indemnitor will not relieve the Indemnitor of its obligations to indemnify the Underwriters and/or any Personnel. The Indemnitor shall, on behalf of itself and the Underwriters and/or any Personnel, except only to the extent that such delay in giving or failing to give notice as herein required materially prejudices the defence of such legal proceedings or results in a material increase in liability, as applicable, be entitled to (but not required) to assume the defence of any suit brought to enforce such legal proceeding; provided, however, that the defence shall be conducted through legal counsel acceptable to the Underwriters and/or any Personnel, as applicable, acting reasonably, that no settlement of any such legal proceeding may be made by the Indemnitor without the prior written consent of the Underwriters and/or any Personnel, as applicable, and none of the Underwriters and/or any Personnel, as applicable, shall be liable for any settlement of any such legal proceeding unless it has consented in writing to such settlement, such consent not to be unreasonably withheld. The Underwriters and their Personnel shall have the right to appoint its or their own separate counsel at the Indemnitor’s cost provided the Underwriters act reasonably in selecting such counsel.

17.6

The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Underwriters and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Underwriters and any of the Personnel of the Underwriters. The foregoing provisions shall survive the completion of professional services rendered.

18.

ASSIGNMENT AND SELLING GROUP PARTICIPATION

18.1

The Underwriters will not assign this Agreement or any of its rights under this Agreement or, with respect to the Securities, enter into any agreement in the nature of an option or a sub-option unless and until, for each intended transaction, the Underwriters have obtained the consent of the Issuer and notice has been given to and accepted by the Regulatory Authorities.

18.2

The Underwriters may offer selling group participation in the normal course of the brokerage business to selling groups of other licensed dealers, brokers and investments dealers, who may or who may not be offered part of the commission to be received by the Underwriters pursuant to this Agreement.

19.

NOTICE

19.1

Any notice under this Agreement will be given in writing and must be delivered, sent by facsimile transmission or mailed by prepaid post and addressed to the party to which notice is to be given at the address on the first page of this Agreement or at another address designated by such party in writing.

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19.2

If notice is sent by facsimile transmission or is delivered, it will be deemed to have been given at the time of transmission or delivery.

19.3

If notice is mailed, it will be deemed to have been received 48 hours following the date of mailing of the notice.

19.4

If there is an interruption in normal mail service due to strike, labour unrest or other cause at or prior to the time a notice is mailed the notice will be sent by facsimile transmission or will be delivered.

20.

TIME

Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the Interpretation Act (Ontario).

21.

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

The representations, warranties, obligations and agreements contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the offer and sale of the Units shall survive the offer and sale of the Units and shall continue in full force and effect unaffected by any subsequent disposition of the Units by the Underwriters or a Purchaser or the termination of the Underwriters’ obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Prospectus, any other documents relating to the offering or the distribution of the Units.

22.

AUTHORITY TO HAYWOOD

The Issuer shall be entitled to and shall act on any notice, waiver, extension or other communication given by or on behalf of the Underwriters by Haywood, which has authority to bind the Underwriters with respect of all matters covered by this Agreement insofar as such matters relate to the Underwriters.

23.

LANGUAGE

Wherever a singular or masculine expression is used in this Agreement, that expression is deemed to include the plural, feminine or the body corporate where required by the context.

24.

ENUREMENT

This Agreement enures to the benefit of and is binding on the parties to this Agreement and their successors and permitted assigns.

25.

HEADINGS

The headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement.

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26.

ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and supersedes any other previous agreement between the parties with respect to the Offering and there are no other terms, conditions, representations or warranties whether express, implied, oral or written by the Issuer or the Underwriters.

27.

CURRENCY

All sums of money expressed in and all amounts payable under this Agreement are expressed and payable in the lawful money of Canada

28.

COUNTERPARTS

This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the reference date given on the first page of this Agreement.

29.

LAW

This Agreement and its application and interpretation will be governed exclusively by the laws prevailing in Ontario.  The parties to this Agreement consent to the jurisdiction of the courts of Ontario, which courts shall have exclusive jurisdiction over any dispute of any kind arising out of or in connection with this Agreement.

This document was executed and delivered as of the date on the first page of this Agreement.

INTERNATIONAL ROYALTY CORPORATION
Per:	“Ray Jenner”
Authorized Signatory

HAYWOOD SECURITIES INC.
Per:	“G. Frank Stronach”
Authorized Signatory

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SCOTIA CAPITAL INC.
Per:	“Jeff Richmond”
Authorized Signatory

GMP SECURITIES L.P.
Per:	“Mark Wellings”
Authorized Signatory

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SCHEDULE A

UNITED STATES SECURITIES LAW MATTERS

All capitalized terms used in this schedule and not otherwise defined herein shall have the meaning ascribed thereto in the Underwriting Agreement to which it is attached.

1.

DEFINITIONS

For the purposes of this Schedule “A”, the following terms will have the meanings indicated:

(a)

“affiliate” means “affiliate” as defined in Rule 405 under the U.S. Securities Act;

(b)

“Directed Selling Efforts” means “directed selling efforts” as defined in Regulation S and, without limiting the foregoing, but for greater clarity, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Securities, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Securities;

(c)

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d)

“Institutional Accredited Investor” means an “accredited investor”, as defined in Rule 501(a) of Regulation D, that satisfies the requirements of Rule 50l(a)(l), (2), (3) or (7);

(e)

 “Regulation D” means Regulation D under the U.S. Securities Act;

(f)

“Regulation S” means Regulation S under the U.S. Securities Act;

(g)

 “SEC” means the United States Securities and Exchange Commission;

(h)

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as defined in Regulation S;

(i)

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(j)

“U.S. Person” means “U.S. Person” as defined in Regulation S;

(k)

“U.S. Placement Memorandum” means the final short form prospectus supplemented with wrap pages  in the form approved by the Issuer and the Underwriters describing the offering of the Units in the United States pursuant to Rule 506 of Regulation D;

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(l)

“U.S. Preliminary Placement Memorandum” means the preliminary short form prospectus supplemented with wrap pages in the form approved by the Issuer and the Underwriters dated January 24, 2007 describing the offering of the Units in the United States pursuant to Rule 506 of Regulation D; and

(m)

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

2.

MATTERS RELATING TO THE ISSUER

The Issuer represents, warrants and covenants that:

(a)

the Issuer is a “foreign issuer” (within the meaning of Regulation S) and reasonably believes there is no Substantial U.S. Market Interest with respect to any class of the Issuer’s securities;

(b)

none of the Issuer, its affiliates or any person acting on its behalf, (other than the Underwriters, U.S. affiliates of the Underwriters (“U.S. Affiliates”), or any members of the banking and selling group formed by them (collectively, the “Selling Firms”), as to whom the Issuer makes no representation), has engaged or will engage in any Directed Selling Efforts with respect to any of the Securities, including without limitation, the Warrant Shares, or has made or will make any offer to sell, solicitation of an offer to buy or sale of the Units in the United States or to U.S. Persons except through the Underwriters in the manner provided for in section 3 of this Schedule ”A”;

(c)

the Issuer is not, and will not be as a result of the sale of the Units, registered or required to register as an “investment company” pursuant to the provisions of the United States Investment Company Act of 1940, as amended;

(d)

none of the Issuer, its affiliates or any person acting on its behalf, (other than the Underwriters, U.S. Affiliates, or any of the Selling Firms, as to whom the Issuer makes no representation) has engaged or will engage in:

(i)

any form of General Solicitation or General Advertising or any conduct involving a public offering in the United States within the meaning of Section 4(2) of the U.S. Securities Act, or

(ii)

any violation of Regulation M under the U.S. Exchange Act;

in each case, in connection with any offer or sale of the Units;

(e)

none of the Issuer or its affiliates:

(i)

has taken or will take will take any action (including any offer or sale of securities in any manner) that would cause the registration exemptions in Rule 903 of Regulation S or Rule 506 of Regulation D to be unavailable for the offer and sale of Units pursuant to this Agreement, or

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(ii)

has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining that person for failure to comply with Rule 503 of Regulation D; and

(f)

the Issuer will, within prescribed time periods, prepare and file any forms or notices required to be filed under the U.S. Securities Act or applicable blue sky laws in connection with the offer and sale of the Units in the United States pursuant to this Schedule ”A”.

3.

MATTERS RELATING TO THE UNDERWRITERS.

Each Underwriter acknowledges that the Units have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and may only be offered or sold in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act or applicable state securities laws. Accordingly, each Underwriter severally and not jointly or jointly and severally represents, warrants and covenants that:

(a)

it has not offered or sold, and will not offer or sell, any Securities constituting part of its allotment except within the United States as provided in this Schedule “A” or outside of the United States in accordance with Rule 903 of Regulation S. Accordingly, except as permitted by subparagraphs (b) through (j) below, neither it nor any of its affiliates nor any person acting on its or their behalf:

(i)

has made or will make any offer to sell or any solicitation of an offer to buy, any Securities to any person in the United States or U.S. Persons;

(ii)

has made or will make any sale of Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States and not a U.S. Person; or

(iii)

has engaged or will engage in any Directed Selling Efforts with respect to any of the Securities;

(b)

neither it nor any of its affiliates nor any person acting on its or their behalf has engaged or will engage in:

(i)

any form of General Solicitation or General Advertising or any conduct involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(ii)

any violation of Regulation M under the U.S. Exchange Act; or

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(iii)

any action that would cause the exemptions afforded by Rule 903 of Regulation S or Rule 506 of Regulation D to be unavailable for offers and sales of any of the Securities;

(c)

all offers and sales of the Units in the United States will be effected through its U.S. Affiliate, which on the dates of such offers and sales was and will be duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state securities laws (except where exempted from the respective state’s broker-dealer registration requirements) and a member of, and in good standing with, the National Association of Securities Dealers, in accordance with all applicable United States state and federal securities (including broker-dealer) laws;

(d)

it agrees to deliver, through the U.S. Affiliates:

(i)

a copy of the U.S. Preliminary Placement Memorandum or the U.S. Placement Memorandum (if then available) to each person in the United States or U.S. Person to whom it offers to sell or from whom it solicits any offer to buy the Units; and

(ii)

prior to the time of sale, a copy of the U.S. Placement Memorandum to each person in the United States purchasing the Units from or through it;

(e)

any offer, sale or solicitation of an offer to buy Securities that has been made or will be made in the United States or to a U.S. Person was or will be made only by it through its U.S. Affiliate acting as agent, for sale by the Issuer of Units in compliance with Rule 506 of Regulation D, to a person it reasonably believes to be an Institutional Accredited Investor who is acquiring the Units for its own account or for the account of an Institutional Accredited Investor with respect to which it exercises sole investment discretion;

(f)

all purchasers of the Units who are buying the Units pursuant to Rule 506 of Regulation D shall be informed that the Units are being offered and sold by the Issuer to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Rule 506 of Regulation D;

(g)

immediately prior to soliciting such offerees and at the time of sale, the Underwriter and its U.S. Affiliate had and will have reasonable grounds to believe and did and will believe that each offeree and each U.S. purchaser was an Institutional Accredited Investor;

(h)

prior to completion of any sale of Units in the United States or to a U.S. Person, each U.S. purchaser will be required to complete and deliver a U.S. subscription agreement in the form attached to the U.S. Placement Memorandum; and

(i)

each Underwriter agrees that:

(i)

prior to the Closing Date, it will require Haywood to provide the Issuer with a list of all purchasers of the Units in the United States or that are U.S. Persons and the registration instructions for each such purchaser (it being understood that the Units sold to U.S. purchasers will be individually certificated);

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(ii)

at each closing, it, together with its U.S. Affiliate that offered or sold Units in the United States or to U.S. Persons, will provide a certificate, substantially in the form of Exhibit 1 to this Schedule “A” relating to the manner of the offer and sale of the Units in the United States, and failure by an Underwriter to deliver such a certificate shall constitute a representation by such Underwriter to the Issuer that such Underwriter and its affiliates did not offer or sell Units in the United States or to U.S. Persons;

(iii)

the Underwriters have not and will not enter into any other contractual arrangement for the distribution of the Units in the United States except with its U.S. Affiliates, any Selling Firms or without the prior written consent of the Issuer; and

(iv)

it shall require each Selling Firm to agree in writing, for the benefit of the Issuer, to comply with, and shall use its best efforts to ensure that each Selling Firm complies with the provisions of this Schedule ”A” as if such provisions applied to such Selling Firm.

4.

FURTHER MATTERS RELATING TO THE UNDERWRITERS

Each Underwriter represents, warrants, covenants and agrees that:

(a)

it did not receive the offer to purchase the Units from the Issuer in the United States;

(b)

it has not executed this Agreement in the United States;

(c)

it is not a U.S. Person; and

(d)

it is not purchasing any of the Units pursuant to Directed Selling Efforts.

5.

GENERAL

The representations and warranties set forth in this Schedule ”A” are made as of the date of this Agreement and as of the Closing Date.

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EXHIBIT 1 TO SCHEDULE “A”

In connection with the private placement in the United States and to U.S. Persons of the units (the “Units”) of International Royalty Corporation (the “Issuer”) pursuant to the underwriting agreement dated February 2, 2007 between the Issuer and the Underwriters named therein (the “Underwriting Agreement”), the undersigned do hereby certify as follows:

1.

on the date hereof and on the date of each offer or sale of Units, [Name of U.S. broker-dealer affiliate] is and was duly registered as a broker-dealer under Section 15(b) of the United States Securities Exchange Act of 1934, as amended, duly registered as a broker-dealer under the laws of each state where it made any offers or sales of the Units (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the National Association of Securities Dealers, Inc. All offers and sales of Units in the United States have been and will be effected by [Name of U.S. broker-dealer affiliate] in accordance with all U.S. broker-dealer requirements;

2.

each offeree of Units in the United States or who is a U.S. Person was provided with a copy of the U.S. preliminary placement memorandum (the “U.S. Preliminary Placement Memorandum”), including the Canadian preliminary prospectus dated January 24, 2007 and the other documents incorporated therein, or (if then available) a copy of the U.S. placement memorandum (the “U.S. Placement Memorandum”), including the Canadian final prospectus dated February 2, 2007 and the other documents incorporated therein, and each purchaser of Units in the United States or who is a U.S. Person was provided with a copy of the U.S. Placement Memorandum prior to its purchase of Units;

3.

immediately prior to our transmitting such U.S. Preliminary Placement Memorandum or U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each such offeree was, and we continue to believe that each such offeree purchasing Units is an “accredited investor”, as defined in Rule 501(a) of Regulation D under the 1933 Act, who satisfies the requirements of Rule 50l(a)(1), (2), (3) or (7) (an “institutional accredited investor”);

4.

no form of general solicitation or general advertising (as those terms are used in Regulation D under the 1933 Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units in the United States;

5.

we have caused each purchaser that is in the United States or a U.S. Person purchasing Units from the Issuer through us to complete and deliver, prior to any sale of Units, a U.S. subscription agreement in the form attached to the U.S. Placement Memorandum; and

6.

the offering of the Units has been conducted by us in accordance with the terms of the Underwriting Agreement.

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Unless otherwise defined, terms used in this certificate have the meanings given to them in the Underwriting Agreement.

DATED this _____ day of ________________, 2007.

[NAME OF UNDERWRITER]		[NAME OF U.S. BROKER-DEALER AFFILIATE]
By:		By:
	Name: Title		Name: Title

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